Exhibit 99.43

Abaxx Updates Q3 2022 Commercial Development Activities, Exchange Platform Testing and Regulatory Engagement

TORONTO, November 17, 2022 -- Abaxx Technologies Inc., (NEO:ABXX)(OTCQX:ABXXF) (“Abaxx” or the “Company”), a financial software company, majority shareholder of Abaxx Singapore Pte. Ltd., the Abaxx Commodity Exchange, and producer of the SmarterMarkets™ Podcast, summarizes activities from Q3 2022, the progress of the Company’s business plans, and milestones for the remainder of 2022.

Highlights:

-	Progressed four physical-delivery commodity contracts into the third and final phase of product development and regulatory submission; advanced two additional physically settled contracts into phase-two product development and contract drafting
-	Engaged commercial participant consortium for planned submission of industry whitepaper to the European Union task force on establishing a new LNG pricing benchmark
-	Commencement of the platform testing process with key market infrastructure providers and independent service vendors (ISVs) for both trading and clearing entities
-	Engagement with the Monetary Authority of Singapore regarding the Recognized Market Operator and Approved Clearing House License continuous approval process including upgrades to systems
-	Advanced ID++ technical whitepaper, GitBook and developer documentation to final drafts, commencement of industry partnership conversations ahead of the first half of 2022 (H123) publication

Dear Shareholders,

During the quarter the Company made significant progress toward a 2023 launch of the Abaxx Exchange in Singapore. Member engagement accelerated with key industry events in Q3 and the increased focus on solutions for problematic market structures across the European and Asian gas industries in addition to global metals. We continue to work with our core Futures Commission Merchants (“FCMs”) and Clearing Members alongside the Monetary Authority of Singapore to ensure a successful launch. The number of technological and regulatory interdependencies are such that a precise date cannot be publicly announced until systems are hardened and all conditions are satisfied. The Company made significant strides toward the final delivery of its platform ahead of our next regulatory review.

Development efforts in Q2 and Q3 have delivered an advanced cloud trading platform with expanded functionality including enhanced service layers, a proprietary database infrastructure to facilitate additional risk analysis, and market data tools for continuous product development.

Singapore, as a leading global financial center, is supportive of innovative technologies which add security and efficiency to markets. The Monetary Authority of Singapore (“MAS”) exercises rigorous examination and testing of risk management frameworks and technology infrastructure to instill confidence among market participants.

Abaxx Exchange Infrastructure

In Q3 we achieved our minimum viable targets for upgrades to the technology infrastructure supporting Exchange and Clearing. Velocity has increased in terms of collaboration with vendors and internal teams supporting continuous development and integration of additional improvements, including a refreshed user interface. We have made further investments into efforts around documentation and a user knowledge center. This makes us well positioned to continue onboarding key ISVs and FCMs as we work to harden systems prior to launch.

Milestones achieved in Q3 include and are not limited to:

●	Full Trade and Order submission pipeline tested successfully
●	Commencement of integration and testing of Trading Firm ISVs
●	Commencement of integration and testing of Clearing Firm ISVs
●	Completion of internal development work required for SWIFT Integration.

We have established a working prototype of our knowledge center and have commenced preparations to support customers of the Exchange. Clearing Firm onboarding and application process has commenced.

Abaxx Exchange Product Developments

Product development is typically managed in 3 stages: Stage 1. Problem identification and industry consultation 2. Scoping, design and drafting comprehensive delivery contracts. 3. Industry comments, risk modeling, regulatory document submission and filing. Pursuant to our press release of October 17, 2022, our Carbon futures contract has been submitted to MAS, while the LNG contracts are in final stage 3; the submission is on schedule.

Metals market development has progressed to Stage 2 for our first precious and battery metal contracts. These efforts are spearheaded by experienced industry veterans and leverages previous work to date on emerging market standards in LNG and Carbon. Our approach is to strike a balance between derivative market mechanics and underlying commercial supply chain practices in the markets we serve.

Q3 was particularly busy with commercial events including APPEC returning to Singapore after a two-year absence and the commitment and attendance by the commercials in global energy markets. Abaxx held its first ever APPEC event and had representation across commercial firms, FCMs, and brokers, especially those that are relevant and will be potential partners with Abaxx with our initial suite of LNG and Carbon futures products.

Abaxx Tech Suite and Corporate Development Plan

As part of our ongoing expansion of development efforts, we have continued to make improvements to the ID++ protocol in advance of a release to the wider development community in 1H23. Work on the ID++ protocol continued and will result in launch in H123. Improvements include: a redesigned and hardened service layer, changes to the latest versions of solidity and typescript, introduction of both verifiable credential issuance flows and KYC/AML scoring as additional services. This will be the first version made available to the developer community and will be released with an accompanying whitepaper and developer resources.

We’ll be expanding use cases for ID++ beyond Abaxx Exchange while we work toward launch. Console applications serving the Abaxx Exchange have been similarly redesigned to take full advantage of the enhanced service layers and improved security features.

SmarterMarkets™ Podcast Series: Financing the Energy Transition

In September SmarterMarketsTM traveled to Singapore for the APPEC conference. This created the opportunity to expand our media activity from the podcast to two live events, recordings of which are now available on our website.

The first event, “Carbon Markets and a Net Zero Future,” was presented by Women in Mining and Resources (WIMAR) Singapore. In association with the Singapore Exchange, and moderated by SmarterMarkets™ Host, David Greely, leading carbon market practitioners from governmental organizations and natural resource industries were invited to share their expertise on the opportunities and challenges present in policy, technology, finance and market structure to power the voluntary carbon markets’ impact on global emissions reduction.

In the second event, “A Conversation with HFW: The Energy Transition and the Role of Carbon Pricing and ESG Tools,” former guest and HFW Partner, Peter Zaman, hosted David Greely, Singapore Exchange’s Herry Cho, and Anthony Hobley of the World Economic Forum, to expand on a theme David has brought to the recent series: “Winter is Coming.” The panel discussed whether the world has the metals, investing tools, and political will required for the widespread electrification powered by low-carbon renewables envisioned in current net-zero plans, or if we need to develop a ‘Plan B’ for the energy transition.

Back in the studio, our Winter is Coming series pushed SmarterMarketsTM past the 1 millionth download milestone and set a new monthly record of 79,000 downloads in September. Having wrapped up that podcast series in October, we introduced our latest series Financing the Energy Transition in November.

The world has committed to transitioning to a low-carbon energy system, and the IEA estimates that US$120 trillion in investment will be needed to reach net-zero by 2050. Our energy system, which has been dominated by fossil fuels, will transition to one that is increasingly electrified and powered by renewables — and where carbon emissions and climate impact are internalized and priced to guide investment decisions.

In our series Financing the Energy Transition we are talking with the investors, financiers, and project developers who are working to finance the energy transition and using carbon financing to fund carbon reduction projects. We’ll be discussing the current state of the energy transition, ESG, and carbon finance and what is needed to invest in the energy transition and carbon reduction at scale.

Series guests include Nathaniel Bullard of BloombergNEF, Nikita Singhal of Lazard Asset Management, Don Casturo & Matt Schwab of Quantix Commodities, John Goldstein of Goldman Sachs, Adam Bornstein of the Danish Red Cross, and Leah Wieczorek of Macquarie.

Join us for new releases Saturdays at 10:00am. EST or download episodes anytime at www.smartermarkets.media

Q3 2022 Business Update Investor Call

The Company plans to host a quarterly business update investor presentation, to provide a business update and respond to investor questions.

The Company will hold the investor presentation via Zoom Meetings on Tuesday November 22nd, 2022, at 10:00a.m. Eastern Standard Time Zone (EST). The Company invites current and prospective shareholders to attend this quarterly business update and Q&A session with the Abaxx executive team. Attendees may email their questions in advance to ir@abaxx.tech.

Registration will be required to access the meeting. Following the presentation, a recording of the session will be made available on the Abaxx Investor Relations website at investors.abaxx.tech.

INVESTOR CALL DETAILS

DATE	Tuesday, November 22nd, 2022

TIME	10:00 AM Eastern Standard Time (EST)

LOCATION	Zoom Meeting To receive the meeting link and passcode, please register here.

QUESTIONS	Please submit questions ahead of the presentation to: ir@abaxx.tech.

About Abaxx Technologies

Abaxx is a development stage financial software company creating proprietary technological infrastructure for both global commodity exchanges and digital marketplaces. The company’s formative technology increases transaction velocity, data security and facilitates improved risk management in the majority owned Abaxx Singapore Pte. Ltd. (“ACX”, or “Abaxx Exchange”) - a commodity futures exchange seeking final regulatory approvals as a Recognized Market Operator (“RMO”) and Approved Clearing House (“ACH”) with the Monetary Authority of Singapore (“MAS”). Abaxx is a founding shareholder in Base Carbon Corp. and the creator and producer of the SmarterMarkets™ podcast.

For more information please visit abaxx.tech, abaxx.exchange and smartermarkets.media.

Media and investor inquiries:

Abaxx Technologies Inc.

Investor Relations Team

Tel: +1 246 271 0082

E-mail: ir@abaxx.tech

Forward-Looking Statements

This News Release includes certain "forward-looking statements" which do not consist of historical facts. Forward-looking statements include estimates and statements that describe Abaxx or the Company’s future plans, objectives or goals, including words to the effect that Abaxx expects a stated condition or result to occur. Forward-looking statements may be identified by such terms as “seeking”, “believes”, “anticipates”, “expects”, “estimates”, “may”, “could”, “would”, “will”, or “plan”. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although these statements are based on information currently available to Abaxx, Abaxx does not provide any assurance that actual results will meet management’s expectations. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information. Forward looking information in this news release includes, but is not limited to, Abaxx’ objectives, goals or future plans, statements, timing of the commencement of operations and estimates of market conditions. Such factors include, among others: risks relating to the global economic climate; dilution; the Company’s limited operating history; future capital needs and uncertainty of additional financing; the competitive nature of the industry; currency exchange risks; the need for Abaxx to manage its planned growth and expansion; the effects of product development and need for continued technology change; protection of proprietary rights; the effect of government regulation and compliance on Abaxx and the industry; network security risks; the ability of Abaxx to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; and volatile securities markets impacting security pricing unrelated to operating performance. In addition, particular factors which could impact future results of the business of Abaxx include but are not limited to: operations in foreign jurisdictions, protection of intellectual property rights, contractual risk, third party risk; clearinghouse risk, malicious actor risks, third- party software license risk, system failure risk, risk of technological change; dependence of technical infrastructure, an inability to predict and counteract the effects of COVID-19 on the business of the Company, including but not limited to the effects of COVID-19 on the price of commodities, capital market conditions, restriction on labour and international travel and supply chains. Abaxx has also assumed that no significant events occur outside of Abaxx’ normal course of business.

Abaxx cautions that the foregoing list of material factors is not exhaustive. In addition, although Abaxx has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. When relying on Abaxx forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Abaxx has assumed that the material factors referred to in the previous paragraph will not cause such forward- looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Abaxx as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward-looking information and should not rely upon this information as of any other date. Abaxx does not undertake to update this information at any particular time except as required in accordance with applicable laws. The NEO Exchange does not accept responsibility for the adequacy or accuracy of this press release.

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